

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 10, 2010

Martin J. Landon
Executive Vice President and Chief Financial Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

      Re: Kinetic Concepts, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              File No. 1-9913

Dear Mr. Landon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 1. Business, page 4
Information With Respect To Our Business In General, page 24
Intellectual Property, page 24

1.   In future filings, please clarify when your intellectual property rights, including your V.A.C. Therapy patents, are set to expire. See Item 101(c)(1)(iv) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Item 7. Management's Discussion and Analysis, page 51
Critical Accounting Estimates, page 70
Goodwill, page 71

2.   To the extent that any of your reporting units have estimated fair values that are
        not substantially in excess of their carrying value and goodwill for the reporting
        units, in the aggregate or individually, could materially impact your operating
        results or total shareholders' equity, please provide the following disclosures in
        future filings:
        • Identify the reporting unit, the corresponding reportable segment, and the
          amount of goodwill allocated to each such reporting unit.
        • Disclose the percentage by which estimated fair value exceeds carrying
          value as of the most-recent step-one test for each reporting unit.
        • Describe the assumptions that drive the estimated fair value for each
          reporting unit.
        • Discuss any uncertainties associated with the key assumptions for each
          reporting unit. For example, to the extent that you have included
          assumptions in your discounted cash flow model that deviate from your
          historical results, please include a discussion of these assumptions.
        • Discuss any potential events, trends and/or circumstances that could have
          a negative effect on the estimated fair value of each reporting unit.
        • Disclose any other material and useful information you gather and analyze
          regarding the risks of recoverability of your goodwill.
        If you have determined that estimated fair values substantially exceed carrying
        values for all of your reporting units, please disclose that determination. Refer to
        Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial
        Reporting Codification for guidance.

3.   Please also provide similar disclosures, as applicable, for any intangible assets or
        asset groups for which you have determined that estimated fair values are not
        substantially in excess of carrying values to the extent they could materially
        impact your operating results or total shareholders' equity.

Note 1. Summary of Significant Accounting Policies, page 81
Note 1(f). Fair Value of Financial Instruments, page 83

4.   Please revise future filings to provide financial instrument fair value disclosures
        as of each balance sheet date as required by ASC 825-10-50.

Note 1(k). Goodwill and Other Intangible Assets, page 84

5.   Please provide us a comprehensive explanation of how you determined your
        reporting units in accordance with ASC 350-20-35-34. Please also explain to us,

and clarify in future filings, whether each of your reportable segments is an operating segment or includes an aggregation of operating segments.

Note 5. Long-Term Debt, page 94

6.   In addition to your disclosure of the actual leverage ratio of debt to EBITDA, please revise future filings to disclose the actual fixed charge coverage ratio, EBITDA to fixed charges, particularly if a violation is reasonably possible. This disclosure will allow readers of your financial statements to assess the headroom between the actual and required amounts under your credit facility covenants. Please also revise future filings to clarify whether the leverage ratio used to determine limits on dividends and capital stock repurchases is the same as the leverage ratio used to determine an event of default under your credit agreement.

Note 6. Derivative Financial Instruments, page 98

7.   Please revise future filings to provide the disclosures required by ASC 815-10-50 for each reporting period.

Note 7. Fair Value Measurements, page 101

8.   Please revise future filings to provide the disclosures required by ASC 820-10-50 for each reporting period.

Item 15. Exhibits and Financial Schedules, page 126

9.   Your exhibit list indicates that exhibit 10.8, incorporated by reference to exhibit 10.29 to Amendment No. 4 to the Form S-1 filed February 23, 2004, is covered by a confidential treatment order. Please provide us a copy of the confidential treatment order covering this exhibit.

10.   It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated May 19, 2008 (exhibit 10.37). Please file with your next periodic report or with a Form 8-K a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

11.   In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that paragraphs 4(d) and 5 have been modified from the required text. Please also comply with this comment in your future quarterly reports on Form 10-Q.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation, page 21

12.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary and describe the process you undertook to reach that conclusion.

Elements of Compensation, page 23

13.   We note that you benchmark elements of your executive compensation against
        targeted percentiles of the peer group data you collect. In future filings, please
        disclose the target percentile for each element of compensation and total
        compensation for each named executive officer, and also disclose where actual
        compensation amounts fall relative to benchmarked levels for each named
        executive officer. In addition, to the extent amounts fall significantly above or
        below targeted amounts, please discuss the reasons for such variance. Please
        show us in your supplemental response what the revisions will look like.

Annual Incentive Bonus for Executives, page 24

14.   We note that one of the measures constituting your Consolidated Financial Metric
        is consolidated cash flow, which is calculated based on adjusted EBITDA. In
        future filings, please clearly explain how you calculate EBITDA for purposes of
        determining consolidated cash flow under your annual incentive bonus program.
        See Instruction 5 to Item 402(b) of Regulation S-K. Please show us in your
        supplemental response what the revisions will look like.

Grants of Plan-Based Awards in 2009, page 37

15.   We note your disclosure on page 25 that your "2009 Annual Incentive Bonus
        Guidelines do not provide for bonuses if [you] fail to attain at least 80% of the
        CFM performance targets." Based on this disclosure, it appears that your grants
        of plan-based awards table should present a threshold figure under the non-equity
        incentive plan column to reflect potential annual bonus payments in the event
        only 80% of your CFM performance targets have been met. Therefore, please
        advise us or revise your disclosure in future filings accordingly.

Certain Relationships and Related Transactions, page 52
Review, Approval and Ratification of Transactions with Related Persons, page 52

16.   In future filings, please describe the standards applied by your board of directors
        in determining whether related party transactions should be approved, ratified, or
        rejected. See Item 404(b)(1)(ii) of Regulation S-K. Please show us in your
        supplemental response what the revisions will look like.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding our comments on the financial statements and related items. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant